
THB

A Fan First,Tech-Led, Global Sports and Media Company

Sports and Entertainment Franchises are Challenged by Fan Engagement and Audience Fragmentation



"Overall reach for sports on TV hasn't declined; ratings have dropped because fans are watching fewer and shorter sessions. Sports marketers who target the right digital behaviours will build stronger fanbases than ever before."
- Dan Singer, McKinsey & Co

THB Unites Fans, Sports and Technology Through Innovation

Championing Existing and Building New Technology to Resolve Audience Fragmentation

Delivering Immersive Audience Experiences to Forge Deeper Fan Connections

Evolving Sports and Entertainment Through the Creation of a Super Sport Franchise

Changing Lives with Adventure Through our Relay Race Series


Fan
First

THB Evolves the Way the Audience is Engaged and Immersed

- Producing Thousands of Hours of Content Through Advanced Technology
- Engaging the Audience in Gamification and Other Captivating Activities
- Rewarding the Audience for Exploring Our Immersive Experiences

Digital Economy

- Capturing the Baton Athlete's Journey Through an Array of Technologies
- Delivering a UI & UX Which Evolves the Way Fans Engage with Content
- Building a Platform Stack that Unifies the Audience Across Multiple Devices
- Optimizing Usage Data to Deliver Specialized Viewing Experiences

DATA

MOBILE

TABLETS

LAPTOP

GAMING

AR/VR

TV

SOCIAL MEDIA

CUTTING EDGE PRODUCTION

THB Aligns Sponsors & Partners with Fans at Scale and Targeted Audiences



Taking an Innovative Approach to Digital Audience Reach Through Technology
TV Broadcast Audience
eSports Audience
Video Gamers
Video Game Platform Audience
VR Experience Audience
Licensed Gaming
Technology Curious
Celebrity Fans
Powerboat Fans
World Rally Fans
Ninja Warrior Audience
Endurance Athletes
Reality TV Audience
Supercar Fans
Military Veterans
Driftcar Fans
Adventure Travelers
Social Media Audience
Horse Racing Fans
CrossFit Athletes
Streaming Content Audience
Endurance Athletes 7 Million
Adidas 59 Million
Toyota 20 Milion
Under Armour 17 Million
Garmin 2 Million
Powerbar 1 Million
Total: 99 Million

THB Provides Sponsors with a Unique Value Proposition

Designing and Delivering Targeted Online Advertising Campaigns Across Our Ecosystem

Providing Product Placement Strategically Throughout Our Platform

Delivering Unique & Thrilling Hospitality Experiences

Providing Transparent ROI to Advertisers



SPEED VEGAS
4 Months
4 Months
4 Months
Concert
Gala
START
Pre-Event 1
Pre-Event 2
Pre-Event 3
Closing Party
Premier Race Event

Our Affiliates

M&CSAATCHI | fireplay | NORTH ONE TELEVISION | SPEED VEGAS | Drift Illustrated | THE ATS TEAM

THB Amplifies and Impacts Social Responsibility Globally Through Sports and Media

Impacting Through the THB Ecosystem the Sustainable Development Goals of the United Nations

Amplifying Through Our People, Fans and Audience the Mission-Based Causes of Our Partners & Sponsors

Reducing Through Environmental Consciousness the Carbon Footprint on Our Planet

THB Competes for Fan and Audience Attention


Sports & Technology
Social Networking
THB
E-Sports & Gaming
Broadcast & Streaming

THB is an Award-Winning Team that Combines Renowned Expertise to Deliver Global Success

Stev Stephens
Managing Director - Founder

Stev is the Co-Creator of The Human Baton property and formerly the Director of Business Development for ATS Filmworks, the content producer for global properties such as American Ninja Warrior. He has created a successful career in the media industry by leveraging his unmatched producing and logistical talents. Stev has produced over 800 television shows and live commercials, winning three Image Awards for his work. He specializes in developing large events and television shows with global footprints including sporting events, political conventions, alternative programming, and arena-scale live productions.

Phillip Carrington
Race Management - Founder

Phillip spent eight years in the Royal Marine Commandos gaining skills and experience that allowed him to become an accomplished expedition leader, commercial diver and professional rope access climber. He has also created international adventure sport shows for television and is the Co-Creator of The Human Baton. Phillip doesn't just create these spectacles – he lives them; including planning and executing a two man crossing of the Atlantic Ocean in a rowboat.

Christopher Darnell
Chief Executive Officer
Former Microsoft Cloud & Xbox

Christopher is a global executive who has founded and built start-ups and high growth businesses, from within large corporations to newly founded companies across multiple industries. He has overseen the investment of more than US$ 1.5 billion in these businesses, having been on the initial start-up teams of two of them that have reached multi-billion US$ in annual revenue.

Jeff Romeo
Chief Marketing Officer
Former Formula 1
& X Games Marketing

Jeff is a multi-award winning marketing executive, specializing in developing and delivering successful global, strategic programs. From Rio 2016 to the UEFA Champions League, he has worked with clients from Lionel Messi to Tony Hawk and he has also founded a successful youth lifestyle marketing agency.

Andrew Ager
Communications

Barnett Fletcher
Sponsorship & Partnership

Ben Gott
Course Design

Dr. Ellen Helsper
Audience Engagement

Erik Placko
Athlete Compliance

Scott Hoyle
Risk Assessment

Courtney Kenobi
Technology

Tony Martin
International Race Logistics

Brett Williamson
Team Ownership & League

Keith Wright
Finance

Jim Bowie
Advisor,
Race Management

Christian Gladwell
Advisor, Technology
Mobile & Audience
M&C Saatchi Performance

Mike Groesch
Advisor, Technology
Strategy
VP and COO Chief of Staff, NCR

Don Coyner
Advisor, Technology
Design and UI & UX
Former Microsoft Xbox

Michael Conelly
Advisor, Technology
AR & VR
Blackthorn Media

David Cullen, CB OBE
Advisor,
Business Development
Retired Major General

Jozef Wallis
Advisor,
Business Development
Revgenerator

Esben Stockmarr
Advisor, Business Development
Rising Global Partners


The Human Baton™
WWW.THEHUMANBATON.COM
A Fan First,Tech-Led, Super Sport Franchise

The Super Sport Franchise is a Relay Race Series Where the Baton Passed Along the Race Route is an Endurance Athlete


START
DESERT RALLY
DRIFTCAR
SUPERCAR
POWERBOAT
ENDURANCE HORSE

The Race Scales up to:

- 500 Square Miles
- 30 Human Batons
- 10 Helicopters
- 90 Race Vehicles
- 60 Endurance Horses
- 30 Power Boats

First Off-Track Supercar Race

The Baton Athletes are Through Story and Human Connection
The Nexus of the Super Sport Franchise

Race Fans & New Audiences

Team Ownership & League



Sponsors & Partners

Digital Economy

Technology & Data

Community & Tourism

Global Broadcast

THB Provides a Multi-Faceted Approach to Deliver Sponsorship Value



Sponsoring a Corporate Team
Your Brand
Our
Eco System
Tv Broadcast
Video Gaming Plattforms
Telling Your Brand Story Over Time
Social Media
Streaming Content Audience
Concert
Gala
SPEED VEGAS
Pre-Event 1
Pre-Event 2
Pre-Event 3
Showcasing Your Products
START
Closing Party
Premier Race Event

The Human Baton Team Ownership & League

Team Ownership Opportunity

Global League From the Outset
Race Disciplines Adhere to Sanctioning Guidelines
VIP Baton Club Amenities at Each Event
Shadow Team Experience

Revenue Model

Sponsorship Revenue Share Model
THB Revenue % Funds Prize Pools
THB Bonus Payouts to Teams
Branded Merchandise Sales

Team Drivers



Courtney


IMAGINE GARAGE

Rome



Ben


CPR

Jeff

Team Owner Sponsorship Opportunities

Team Sponsor
1 Sponsorship
2 Large Logo Placements
Team Colors

Primary Sponsor
2 Sponsorships
2 Large Logo Placements

Principal Sponsor
4 Sponsorships
4 Medium Logo Placements

Partner
12 Sponsorships
4 Small Logo Placements - Prominent
8 Small Logo Placements - Unprominent



The Human Baton is Moving at Full Throttle and Our Nexus is Now


Today
Human Baton Concept Developed
Race Design
Country Recce
Talent Scouting
Development Phase
Baton Athletes Recruited
Advisory Board Retained
Affiliates Engaged
Driver Roster Developed
Vehicle Inventory Established
Key Leadership Retained
Phase 1
Produced Media Shoots
Host Country Engaged
PreEvent 1
Tier-1 Sponsorship Signed
Phase 2
Team Registrations
PreEvent 2
Branding & Marketing Design
Technology Platform Build
Phase 3
Race Build
PreEvent 3
Gala Events
Premiere Race Event
Broadcast
Ongoing Phase

The Human Baton is Positioned for High Growth Through Multiple Revenue Streams

Revenue Per Event

- Volvo Ocean Race 2011 - 2012: $ 93 Million
- Red Bull Stratos: $ 67 Million
- 24h Le Mans: $ 71 Million
- Dakar: $ 130 Million

Revenue Drivers

- Multiple Race Cycles
- Hospitality & Events
- Broadcast Licensing
- Content Production
- Team Ownership
- Digital Economy
- Merchandising
- Sponsorships
- Franchising

Revenue Per Season

- Formula 1: $ 1.8 Billion (2018, Global)
- UFC: $ 600 Million (2018, Global)
- PGA (Professional Golfers' Association of America, 1916): $ 341 Million (2018,US Only)

THB is Raising Capital to Advance Phase 2 of The Human Baton

THB Capital Raise

Amounts in USD

Amount	Ownership (Post Funding)	Unit Price	Class A Shares Issued	Total Class A Shares (Post Funding)
$5,355,750	30.00%	$7.10	754,331	2,514,331

Sources & Uses of Funds

Employees & Advisors	Events, Production & Audience	Technology	General & Administrative (includes finance costs)
$2,590,738	$1,118,764	$1,133,248	$513,000

THB is Offering a Special Rights Distribution

Minimum Class A Units Purchased (#)	Unit Price (US$)	Investment Amount (US$)	Cash Payout (x)
70,423	7.10	500,000 and Above	1.50 x
35,212	7.10	250,000 to 499,999	1.35 x
14,085	7.10	100,000 to 249,999	1.25 x
7,043	7.10	50,000 to 99,999	1.15 x
		0 to 49,999	No Special Rights



Select Terms & Conditions

Special Rights are issued to the Regulation D investor based on a bona fide Class A units purchase and a minimum amount invested

Cash Payout is a multiple of the total investment amount made to acquire Class A units

Adjusted Cash at the time of distribution must be a multiple of 10x the total amount raised at the close of the Regulation D offering

Payout can occur no sooner than two years and no later than ten years following the close of the Regulation D offering

Special Rights expire and are extinguished at Cash Payout and investor retains 100% ownership of the number of Class A units purchased

Additional terms and conditions apply to these Special Rights

Join Us as We Create the Future of Sports & Entertainment

BATON CAM 2 - LIVE FEED



Confidentiality & Forward-Looking Statements

THIS PRESENTATION IS NOT FOR PUBLIC RELEASE and not for release, transmission, publication or distribution (in whole or in part and in any form including electronic) in, into or from, e.g., the US, or any jurisdiction where to do so could be deemed to constitute a violation of the relevant laws of such jurisdiction. This presentation has been prepared for convenience purposes only. It does not constitute under any applicable jurisdiction, an offer to sell, invitation or solicitation of an offer to buy, any securities or investment instruments and contains information solely designed to provide an overview for discussion purposes. No part of this document nor the fact of its distribution or the making of the presentation form part of or may be relied on in connection with any contract or investment decision. Neither this document nor the making of the presentation constitutes a recommendation regarding any securities. The contents of this presentation must be kept confidential by all recipients and must not be reproduced, printed, copied, relayed, transmitted, distributed, passed on directly or indirectly, to any person other than the recipient or otherwise disclosed or published, in whole or in part, for any purpose without, in each case, the written consent of THB Holdco, LLC. The distribution of this document or any information contained in it may be restricted by law, and any person into whose possession any document containing this presentation or any part of it comes shall inform themselves about, and observe, any such restrictions. Many factors may cause results of operations, financial condition, liquidity, dividend and taxation environments, and the development of the relevant industries to differ materially from those expressed or implied by the statements contained in this presentation. This presentation does not purport to describe all risks and factors that could adversely affect assets or results of operations, financial condition, liquidity and dividend or tax environments and development plans, including those which are or in the future may be attributable to the market or to investments in emerging markets. Moreover, some markets are fast developing regions, including their regulatory framework and environment, and new risks can emerge from time to time,and it is not possible to predict or provide for all such risks, nor to assess the impact of all such risks on the business or the extent to which any risks, or combination of risks and other factors, may cause actual or future results to differ materially from those contained in any statements.All information, projections and research material contained, referenced or provided for herein is subject to change and this document does not purport to provide a complete description of relevant assets, markets, companies, or other circumstances referred to or the performance thereof. All statements or expressions of opinion are subject to change without notice and do not constitute advice or might be relied upon for any investment decision. In no circumstances shall the distribution of the information contained in this presentation create any implication that there has been no change in the affairs set forth herein after the date hereof. No undertaking is provided to grant the recipient access to any additional information or to update this presentation or any additional information or to correct any inaccuracies in it, which may become apparent.The information in this presentation, which does not purport to be comprehensive, has been prepared in good faith and has not been independently verified. No representation or warranty by any presenting person, express or implied, is or will be made and no responsibility or liability is or will be accepted as to or in relation to the accuracy or completeness of this presentation and any such liability is expressly disclaimed.